Management's Discussion and Analysis
BASIS OF PRESENTATION

This Management’s Discussion and Analysis (“MD&A”) for Westport Fuel Systems Inc. (“Westport”, the “Company”, “we”, “us”, “our”) for the three and nine months ended September 30, 2024, provides an update to our annual MD&A dated March 25, 2024 for the fiscal year ended December 31, 2023. This information is intended to assist readers in analyzing our financial results and should be read in conjunction with the audited consolidated financial statements, including the accompanying notes, for the fiscal year ended December 31, 2023 and our unaudited condensed consolidated interim financial statements ("interim financial statements") for the three and nine months ended September 30, 2024. Our interim financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The Company’s reporting currency is the United States dollar ("U.S. dollar"). This MD&A is dated as of November 12, 2024.

Additional information relating to Westport, including our Annual Information Form (“AIF”) and Form 40-F each for the year ended December 31, 2023, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, respectively. All financial information is reported in U.S. dollars unless otherwise noted.

FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements that are based on the beliefs of management and reflects our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Act of 1934, as amended. Such forward-looking statements include, but are not limited to, the orders or demand for our products and our HPDI joint venture's products (including from the HPDI 2.0TM fuel systems), the supply agreement with Weichai Westport Inc. ("WWI"), the timing for the launch of WWI's engine equipped with HPDI 2.0 fuel systems, the variation of gross margins from the HPDI 2.0 fuel systems product and causes thereof, and the timing for relief of supply chain issues (including those related to semiconductor supply restrictions), opportunities available to sell and supply our products in North America, consumer confidence levels, the recovery of our revenues and the timing thereof, our ability to strengthen our liquidity, growth in our HPDI joint venture and improvements in our light-duty original equipment manufacturer ("OEM") business and timing thereof, improved aftermarket revenues, our capital expenditures, our investments, cash and capital requirements, the intentions of our partners and potential customers, monetization of joint venture intellectual property, the performance of our products, our future market opportunities, our ability to continue our business as a going concern and generate sufficient cash flows to fund operations, the availability of funding and funding requirements, our future cash flows, our estimates and assumptions used in our accounting policies, our accruals, including warranty accruals, our financial condition, the timing of when we will adopt or meet certain accounting and regulatory standards and the alignment of our business segments.

These forward-looking statements are neither promises nor guarantees but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed in or implied by these forward-looking statements. These risks include risks related to revenue growth, operating results, liquidity, our industry and products, the general economy, conditions of the capital and debt markets, government or accounting policies and regulations, regulatory investigations, climate change legislation or regulations, technology innovations, as well as other factors discussed below and elsewhere in this report, including the risk factors contained in the Company’s most recent AIF filed on SEDAR at www.sedar.com. The forward-looking statements contained in this MD&A are based upon a number of material factors and assumptions which include, without limitation, market acceptance of our products, product development delays in contractual commitments, the ability to attract and retain business partners, competition from other technologies, conditions or events affecting cash flows or our ability to continue as a going concern, price differential between compressed natural gas, liquefied natural gas, and liquefied petroleum gas relative to petroleum-based fuels, unforeseen claims, exposure to factors beyond our control as well as the additional factors referenced in our AIF. Readers should not place undue reliance on any such forward-looking statements, which are pertinent only as of the date they were made.

The forward-looking statements contained in this document speak only as of the date of this MD&A. Except as required by applicable legislation, Westport does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after this MD&A, including the occurrence of unanticipated events. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

Management's Discussion and Analysis
BUSINESS OVERVIEW

Westport is a global company focused on engineering, manufacturing, and supplying alternative fuel systems and components for transportation applications. Our diverse product offerings, sold under a wide range of established global brands, enable the use of a number of alternative fuels in the transportation sector that provide environmental and/or economic advantages as compared to diesel, gasoline, batteries or fuel cell powered vehicles. The Company's fuel systems and associated components control the pressure and flow of these alternative fuels, including liquefied petroleum gas ("LPG"), compressed natural gas ("CNG"), liquified natural gas ("LNG"), renewable natural gas ("RNG") or biomethane, and hydrogen. We supply our products in approximately 70 countries through a network of distributors, service providers for the aftermarket and directly to OEMs and Tier 1 and Tier 2 OEM suppliers. We also provide delayed OEM (“DOEM”) offerings and engineering services to our customers and partners globally. Today, our products and services are available for passenger car and light-, medium- and heavy-duty truck and off-road applications.

The majority of our revenues are generated through the following four business lines:

Cespira (formerly the HPDI Joint Venture)
Westport owns a 55% interest in Cespira with Volvo Group owning the remaining 45%. Cespira sells systems and components, including LNG HPDI 2.0 fuel system products, to engine OEMs and commercial vehicle OEMs. Cespira's fully integrated LNG HPDI 2.0 fuel systems enable diesel engines using primarily natural gas fuel to match the power, torque, and fuel economy benefits found in traditional compression ignition engines, resulting in reduced greenhouse gas emissions and the capability to cost-effectively run on renewable fuels. Also, the joint venture is adapting their HPDI fuel systems to use hydrogen or hydrogen/natural gas blends in internal combustion engines.

Light-Duty Business
Our Light-Duty segment manufactures LPG and CNG solutions and supply fuel storage tanks to the aftermarket, OEM, and other market segments across a wide range of brands. The Light-Duty segment includes the consolidated results from our delayed OEM, independent aftermarket, light-duty OEM operations, electronics and fuel storage businesses.

The light-duty OEM business line sells systems and components to OEMs that are used to manufacture new, LPG or CNG-fueled vehicles. The Independent Aftermarket (“IAM”) business sells systems and components across a wide range of brands, primarily through a global network of distributors that consumers can purchase and have installed onto their vehicles to use LPG or CNG fuels, in addition to gasoline. The Delayed OEM (“DOEM”) business line directly or indirectly converts new passenger cars for OEMs or importers to address local market needs when a global LPG or CNG bi-fuel vehicle platform is not available directly from the OEM. The Electronics business line designs, industrializes and assembles electronic control modules. The Fuel Storage business line manufactures LPG fuel storage solutions and supplies fuel storage tanks to the aftermarket, OEM, and other market segments.

High-Pressure Controls & Systems
Our High-Pressure Controls & Systems business designs, develops, produces and sells components for transportation and industrial applications.We partner with the world’s leading fuel cell and hydrogen engine manufacturers and other companies committed to decarbonizing transport, offering solutions for a variety of fuel types.

Heavy-Duty OEM Business
Our Heavy-Duty OEM business represents historical results from our heavy-duty business for the period January 1 until the formation of the joint venture which occurred on June 3, 2024, and for comparative purposes, for the period January 1 to September 30, 2023. Following the close of Cespira in June 2024, the results of this business are reflected in the Cespira business segment. Going forward, the Heavy-Duty OEM segment will reflect revenue earned from a transitional services agreement in place with Cespira. This transitional services agreement is intended to support Cespira in the short-term as the organization transitions to its own operating entity.

Management's Discussion and Analysis
RISKS, LONG-TERM PROFITABILITY & LIQUIDITY

Government Regulation and Inflationary Environment

Government regulation is a key factor in driving accelerated global demand and adoption of reduced emission vehicles. Supportive government policy combined with rising corporate adherence to emission reduction goals are creating growth catalysts for Westport in some of its key markets. While we have benefited historically from certain government environmental policies, mandates and regulations around the world, there can be no assurance that these policies, mandates, and regulations will be continued. If these are discontinued, if current requirements are relaxed, or if other regulations are implemented that may impact our business, we may experience a material impact on our competitive position.

While OEM production is back on track, inflationary pressure on production input costs continued to affect the automotive industry and will continue to impact our business for the foreseeable future.

Fuel Prices
To date, there have been continued global gaseous price fluctuations including for LNG and CNG but also for liquid fuels including crude oil, diesel, and gasoline, which continue to persist, given uncertainty in supply levels, European geopolitical risk due to the Russia-Ukraine conflict, and ongoing conflict in the Middle East impacting commodity prices. Higher gaseous fuel price negatively impacts the price differential of gaseous fuels versus diesel and gasoline, which may impact our customers' decisions to adopt such gaseous fuels as a transportation energy solution in the short-term. Despite the uncertainty with CNG and LNG prices, the increased LPG price differential to gasoline in Europe continued in 2023 and to date in 2024 and was favourable to customer demand for LPG components and kits.
Long-term Profitability and Liquidity
We continue to observe inflationary pressures in some countries we operate in, global supply chain disruptions, higher interest rates and volatile fuel prices, which negatively affect customer demand going forward and have an adverse impact on our production and cost structure.
We believe that we have considered all possible impacts of known events arising from the risks discussed above related to supply chain and fuel prices in the preparation of the interim financial statements for the three and nine months ended September 30, 2024. However, changes in circumstances due to the forementioned risks could affect our judgments and estimates associated with our liquidity and other critical accounting assessments.

We continue to sustain operating losses and use cash to support our operating activities primarily driven by increases in working capital investments in our Light-Duty segment and lack of scale in our High-Pressure Controls & Systems segment. Cash used in operating activities was $8.3 million for the nine months ended September 30, 2024.

As at September 30, 2024, we had cash and cash equivalents of $33.3 million. Although we believe we have sufficient liquidity to continue as a going concern beyond November 2025, the long-term financial sustainability of the Company will depend on our ability to generate sufficient positive cash flows from all of our operations specifically through profitable, sustainable growth and on the ability to finance our long-term strategic objectives and operations. In addition to new contract announcements, entering new markets, and formation of the HPDI joint venture with the Volvo Group, we are focused on improving profitability through growth in our Light-Duty and High-Pressure Controls & Systems segments, driving economies of scale and improvements in our manufacturing operations including pricing measures, cost reductions, and manufacturing strategies driving margin expansion. If, as a result of future events, we determine we were no longer able to continue as a going concern, significant adjustments would be required to the carrying value of assets and liabilities in the accompanying interim financial statements and the adjustments could be material.

Management's Discussion and Analysis
THIRD QUARTER 2024 RESULTS
Revenues for the three months ended September 30, 2024 decreased by 14% to $66.2 million compared to $77.4 million in the same quarter last year, primarily driven by the transition of the Heavy-duty OEM business into the HPDI joint venture. Cespira earned revenues of $16.2 million for the three months ended September 30, 2024. This business was reported as our Heavy-Duty OEM segment in the third quarter of 2023 and earned $13.5 million in revenue during that period, representing an increase in the third quarter of 2024 of $3.3 million.

We reported a net loss of $3.9 million for the three months ended September 30, 2024 compared to a net loss of $11.9 million for the prior year quarter. This was primarily driven by:

•improvement in gross margin for the three months ended September 30, 2024 of $1.3 million compared to the prior year quarter
•reductions in operating expenditures and depreciation and amortization due to continuation of the HPDI business in Cespira
•change in foreign exchange gains and losses of $2.5 million from fluctuations in the Euro and Canadian Dollar against the U.S. Dollar

Cash and cash equivalents were $33.3 million at the end of the third quarter 2024. Cash used in operating activities was $9.9 million primarily from an increase in working capital of $11.4 million. Cash provided by investing activities included the sale of investments for $9.6 million related to the collection of $8.4 million from the formation of Cespira and sale of our ownership interest in WWI, partially offset by the purchase of capital assets of $2.1 million. Cash used in financing activities were debt repayments of $7.0 million in the quarter.

We reported negative adjusted EBITDA of $0.8 million, (see "Non-GAAP Measures" section in this MD&A) during the third quarter as compared to negative adjusted EBITDA of $3.0 million for the same quarter last year.

Management's Discussion and Analysis
SELECTED FINANCIAL INFORMATION
The following table sets forth a summary of our financial results:
Selected Consolidated Statements of Operations Data

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
(in millions of U.S. dollars, except for per share amounts and shares outstanding)
Revenue	$66.2	$77.4	$227.2	$244.7
Gross margin[1]	$14.5	$13.2	$43.3	$40.9
Gross margin %[1]	22%	17%	19%	17%
Income (loss) from investments accounted for by the equity method	$(2.8)	$0.4	$(3.4)	$0.6
Net loss	$(3.9)	$(11.9)	$(11.7)	$(35.8)
Net loss per share - basic	$(0.22)	$(0.70)	$(0.68)	$(2.08)
Net loss per share - diluted	$(0.22)	$(0.70)	$(0.68)	$(2.08)
Weighted average basic shares outstanding in millions	17.3	17.2	17.2	17.2
Weighted average diluted shares outstanding millions	17.3	17.2	17.2	17.2
EBIT[1]	$(2.1)	$(11.8)	$(7.2)	$(34.2)
EBITDA[1]	$(0.3)	$(8.6)	$(0.5)	$(25.0)
Adjusted EBITDA[1]	$(0.8)	$(3.0)	$(9.4)	$(11.5)
1These financial measures or ratios are non-GAAP financial measures or ratios. See the section 'Non-GAAP Financial Measures' for explanations and discussions of these non-GAAP financial measures or ratios.

Selected Balance Sheet Data
The following table sets forth a summary of our financial position as at September 30, 2024 and December 31, 2023:

	September 30, 2024	December 31, 2023
(in millions of U.S. dollars, except for per share amounts and shares outstanding)
Cash and cash equivalents	$33.3	$54.9
Net working capital[1]	48.3	56.4
Total assets	311.6	355.7
Short-term debt	—	15.2
Long-term debt, including current portion	38.7	45.0
Other non-current liabilities[1]	28.1	29.5
Total liabilities	162.3	195.3
Shareholders' equity	149.3	160.4
1These financial measures or ratios are non-GAAP financial measures or ratios. See the section 'Non-GAAP Financial Measures' for explanations and discussions of these non-GAAP financial measures or ratios.

Management's Discussion and Analysis
RESULTS FROM OPERATIONS

OPERATING SEGMENTS

On June 3, 2024, the Company entered into a joint venture agreement with Volvo Group to form Cespira resulting in the deconsolidation of its former HPDI business. As a result, the Company changed how it reviews and manages its business through five reportable segments: Light-Duty, High-Pressure Controls & Systems, Heavy-Duty OEM, Corporate, and Cespira. This reflects the manner in which operating decisions and assessing business performance is currently managed by the Chief Operating Decision Maker (“CODM”).

(in millions of U.S. dollars)	Three Months Ended September 30, 2024
	Revenue	Operating Income (Loss)	Depreciation & Amortization	Equity Income (Loss)
Light-Duty	$61.5	$2.4	$1.6	$0.2
High-Pressure Controls & Systems	1.6	(1.2)	0.1	—
Heavy-Duty OEM	3.1	0.9	—	—
Corporate	—	(1.0)	0.1	(3.0)
Cespira	16.2	(5.3)	0.9	—
Total segment	82.4	(4.2)	2.7	(2.8)
Less: Cespira	16.2	(5.3)	0.9	—
Total consolidated	$66.2	$1.1	$1.8	$(2.8)

(in millions of U.S. dollars)	Three Months Ended September 30, 2023
	Revenue	Operating Loss	Depreciation & Amortization	Equity Income
Light-Duty	$60.2	$(3.0)	$1.7	$0.4
High-Pressure Controls & Systems	3.7	(0.4)	0.1	—
Heavy-Duty OEM	13.5	(3.7)	1.3	—
Corporate	—	(5.0)	0.1	—
Total consolidated	$77.4	$(12.1)	$3.2	$0.4

Revenue for the three and nine months ended September 30, 2024

(in millions of U.S. dollars)	Three months ended September 30,		Change		Nine months ended September 30,		Change
	2024	2023	$	%	2024	2023	$	%
Light-Duty	$61.5	$60.2	$1.3	2%	$194.2	$200.4	$(6.2)	(3)%
High-Pressure Controls & Systems	1.6	3.7	(2.1)	(57)%	7.4	9.4	(2.0)	(21)%
Heavy-Duty OEM	3.1	13.5	(10.4)	(77)%	25.6	34.9	(9.3)	(27)%
Total Revenue	$66.2	$77.4	$(11.2)	(14)%	$227.2	$244.7	$(17.5)	(7)%
Light-Duty
Revenue for the three and nine months ended September 30, 2024 was $61.5 million and $194.2 million, respectively, compared with $60.2 million and $200.4 million for the three and nine months ended September 30, 2023.
Light-Duty revenue increased by $1.3 million for the three months ended September 30, 2024 compared to the prior year quarter. This was primarily driven by an increase in sales in our light-duty OEM and IAM businesses, partially offset by a decrease in sales in our fuel storage, DOEM and electronics businesses.

Management's Discussion and Analysis
Light-Duty revenue decreased by $6.2 million for the nine months ended September 30, 2024 compared to the prior year period. This was primarily driven by a decrease in sales in our DOEM and fuel storage businesses, partially offset by an increase in sales in our light-duty OEM, electronics and IAM businesses.

High-Pressure Controls & Systems
Revenue for the three and nine months ended September 30, 2024 was $1.6 million and $7.4 million, respectively, compared with $3.7 million and $9.4 million for the three and nine months ended September 30, 2023.

The decrease in revenue for the three and nine months ended September 30, 2024 compared to the prior year periods was primarily driven by the general slowdown in the hydrogen infrastructure development, leading to a slower adoption of automotive and industrial applications powered by hydrogen.

Heavy-Duty OEM
Revenue for the three and nine months ended September 30, 2024 includes revenue until the closing of the transaction to form Cespira, which occurred on June 03, 2024. Revenue for the three and nine months ended September 30, 2024 was $3.1 million and $25.6 million, respectively, compared with $13.5 million and $34.9 million for the three and nine months ended September 30, 2023.

The decrease in revenue for the three and nine months ended September 30, 2024 is a result of the continuation of the business in Cespira. Refer to the "Selected Cespira Financial information" for more information on the performance of the business. Revenue earned in the three months ended September 30, 2024 reflects revenue earned from a transitional services agreement in place with Cespira.

Gross Margin for the three months ended September 30, 2024

(in millions of U.S. dollars)	Three months ended September 30,	% of	Three months ended September 30,	% of	Change
	2024	Revenue	2023	Revenue	$	%
Light-Duty	$13.9	23%	$12.0	20%	$1.9	16%
High-Pressure Controls & Systems	0.4	25%	1.0	27%	(0.6)	(60)%
Heavy-Duty OEM	0.2	6%	0.2	1%	—	—%
Total gross margin	$14.5	22%	$13.2	17%	$1.3	10%

Light-Duty
Gross margin increased by $1.9 million to $13.9 million, or 23% of revenue, for the three months ended September 30, 2024 compared to $12.0 million, or 20% of revenue, for the three months ended September 30, 2023. This was primarily driven by a change in sales mix with an increase in sales to European customers and a reduction in sales to developing regions along with a slight increase in sales volumes.

High-Pressure Controls & Systems
Gross margin decreased by $0.6 million to $0.4 million, or 25% of revenue, for the three months ended September 30, 2024 compared to $1.0 million or 27% of revenue, for the three months ended September 30, 2023. This was primarily driven by lower sales volume in the quarter.

Heavy-Duty OEM
Gross margin remained at $0.2 million, or 6% of revenue, for the three months ended September 30, 2024 compared to 1% of revenue, for the three months ended September 30, 2023.

Management's Discussion and Analysis
Gross Margin for the nine months ended September 30, 2024

(in millions of U.S. dollars)	Nine months ended September 30,	% of Revenue	Nine months ended September 30,	% of Revenue	Change
	2024		2023		$	%
Light-Duty	$41.4	21%	$37.1	19%	$4.3	12%
High-Pressure Controls & Systems	1.5	20%	2.4	26%	(0.9)	(38)%
Heavy-Duty OEM	0.4	2%	1.4	4%	(1.0)	(71)%
Total gross margin	$43.3	19%	$40.9	17%	$2.4	6%

Light-Duty
Gross margin increased by $4.3 million to $41.4 million, or 21% of revenue, for the nine months ended September 30, 2024 compared to $37.1 million, or 19% of revenue, for the nine months ended September 30, 2023. This was primarily driven by a change in sales mix with an increase in sales to European customers and a reduction in sales to developing regions.

High-Pressure Controls & Systems
Gross margin decreased by $0.9 million to $1.5 million, or 20% of revenue, for the nine months ended September 30, 2024 compared to $2.4 million, or 26% of revenue, for the nine months ended September 30, 2023. The decrease in gross margin was primarily driven by decrease in sales volume for the period.

Heavy-Duty OEM
Gross margin decreased by $1.0 million to $0.4 million, or 2% of revenue, for the nine months ended September 30, 2024 compared to $1.4 million, or 4% of revenue, for the nine months ended September 30, 2023.

Research and Development Expenses ("R&D")

(in millions of U.S. dollars)	Three months ended September 30,		Change		Nine months ended September 30,		Change
	2024	2023	$	%	2024	2023	$	%
Light-Duty	$2.8	$3.3	$(0.5)	(15)%	$9.7	$9.8	$(0.1)	(1)%
High-Pressure Controls & Systems	1.1	0.8	0.3	38%	3.6	2.4	1.2	50%
Heavy-Duty OEM	(0.6)	1.7	(2.3)	(135)%	4.2	6.6	(2.4)	(36)%
Total R&D expenses	$3.3	$5.8	$(2.5)	(43)%	$17.5	$18.8	$(1.3)	(7)%

Light-Duty
R&D expenses for the three and nine months ended September 30, 2024 were $2.8 million and $9.7 million compared to $3.3 million and $9.8 million for the three and nine months ended September 30, 2023, respectively.

High-Pressure Controls & Systems
R&D expenses for the three and nine months ended September 30, 2024 were $1.1 million and $3.6 million compared to $0.8 million and $2.4 million for the three and nine months ended September 30, 2023, respectively. This was primarily driven by increased research and development activities for customer programs.

Heavy-Duty OEM
R&D recovery and expenses for the three and nine months ended September 30, 2024 were $0.6 million and $4.2 million expense compared to expenses of $1.7 million and $6.6 million for the three and nine months ended September 30, 2023, respectively. In the quarter, we realized recoveries on certain engineering costs that were previously recorded as R&D within the Heavy-Duty OEM segment.

Management's Discussion and Analysis

Selling, General and Administrative Expenses ("SG&A")

(in millions of U.S. dollars)	Three months ended September 30,		Change		Nine months ended September 30,		Change
	2024	2023	$	%	2024	2023	$	%
Light-Duty	$7.3	$9.3	$(2.0)	(22)%	$22.0	$24.5	$(2.5)	(10)%
High-Pressure Controls & Systems	0.4	0.5	(0.1)	(20)%	1.3	1.5	(0.2)	(13)%
Heavy-Duty OEM	0.1	2.4	(2.3)	(96)%	3.9	7.1	(3.2)	(45)%
Corporate	2.6	4.8	(2.2)	(46)%	11.9	12.7	(0.8)	(6)%
Total SG&A expenses	$10.4	$17.0	$(6.6)	(39)%	$39.1	$45.8	$(6.7)	(15)%

Light-Duty
SG&A expenses for the three and nine months ended September 30, 2024 were $7.3 million and $22.0 million, compared with $9.3 million and $24.5 million for the three and nine months ended September 30, 2023, respectively. The decrease in SG&A expenses were primarily driven by severance costs in India incurred in the same quarter last year.

High-Pressure Controls & Systems
SG&A expenses for the three and nine months ended September 30, 2024 were $0.4 million and $1.3 million, compared with $0.5 million and $1.5 million for the three and nine months ended September 30, 2023, respectively.

Heavy-Duty OEM
SG&A expenses for the three and nine months ended September 30, 2024 were $0.1 million and $3.9 million, compared with $2.4 million and $7.1 million for the three and nine months ended September 30, 2023, respectively. The decrease in SG&A expenses were primarily driven by the transition of the HPDI business into Cespira on June 3, 2024.

Corporate
SG&A expenses for the three and nine months ended September 30, 2024 were $2.6 million and $11.9 million, compared with $4.8 million and $12.7 million for the three and nine months ended September 30, 2023, respectively. The decrease in SG&A expenses were primarily driven by severance costs incurred in North America and higher consulting costs in the same quarter last year.

Management's Discussion and Analysis

Selected Cespira Statement of Operations information

We account for Cespira using the equity method of accounting. However, due to its significance to our long-term strategy and operating results, we disclose of certain Cespira's financial information in notes 8 and 19 in our interim financial statements for the three months ended September 30, 2024 and the period from June 3, 2024 to September 30, 2024.

The following table sets forth a summary of the financial results of Cespira for the three months ended September 30, 2024 and the period between June 3, 2024 to September 30, 2024:

	Three months ended September 30,		Change		Period ended September 30,		Change
(in millions of U.S. dollars)	2024	2023	$	%	2024	2023	$	%
Revenue	$16.2	$—	$16.2	—%	$20.3	$—	$20.3	—%
Gross margin[1]	(1.1)	—	(1.1)	—%	(0.9)	—	(0.9)	—%
Gross margin %[1]	(7)%	—%			(4)%	—%
Operating loss	(5.3)	—	(5.3)	—%	(7.3)	—	(7.3)	—%
Net loss attributable to the Company	(3.0)	—	(3.0)	—%	(4.1)	—	(4.1)	—%
1Gross margin and gross margin % are non-GAAP financial measures. See the section 'Non-GAAP Financial Measures' for explanations and discussions of these non-GAAP financial measures or ratios.

Revenue
Cespira earned $16.2 million for three months ended September 30, 2024. For the prior year quarter, the Heavy-Duty OEM segment included our HPDI business and earned $13.5 million. The revenue increase was primarily driven by an increase in HPDI systems sold.

Gross margin
Cespira had negative $1.1 million on gross margin for three months ended September 30, 2024. For the prior year quarter, the Heavy-Duty OEM segment earned $0.2 million.

Operating loss
Cespira had operating losses of $5.3 million three months ended September 30, 2024. For the prior year quarter, the Heavy-Duty OEM had operating losses of $3.7 million.

Management's Discussion and Analysis
Other significant expense and income items for the three and nine months ended September 30, 2024

Foreign exchange gains and losses reflect net realized gains and losses on foreign currency transactions and net unrealized gains and losses on our net U.S. dollar denominated monetary assets and liabilities in our Canadian operations that were mainly comprised of cash and cash equivalents, accounts receivable and accounts payable. In addition, we have foreign exchange exposure on Euro denominated monetary assets and liabilities where the functional currency of the subsidiary is not the Euro. For the three and nine months ended September 30, 2024, we recognized foreign exchange gains of $1.1 million and foreign exchange losses $0.8 million, respectively, compared to foreign exchange losses of $1.4 million and $4.9 million for the three and nine months ended September 30, 2023, respectively. The gain recognized in the current quarter primarily relates to unrealized foreign exchange gains resulting from the translation of U.S. dollar denominated debt in our Canadian legal entities.

Depreciation and amortization for the three and nine months ended September 30, 2024 was $1.8 million and $6.8 million, compared to $3.2 million and $9.3 million for the three and nine months ended September 30, 2023, respectively. The amounts included in cost of revenue for the three and nine months ended September 30, 2024 were $1.0 million and $4.2 million, respectively, compared with $2.1 million and $6.1 million for the three and nine months ended September 30, 2023. The decrease in depreciation and amortization expense for the three and nine months ended September 30, 2024 was primarily driven by the transition of the HPDI business into Cespira on June 3, 2024.

Income (loss) from investments primarily relates to our 55% interest in Cespira's earnings and losses accounted for by the equity method and our 24% interest in Minda Westport Technologies Limited. See the "Selected Cespira Statement of Operations information" section in this MD&A for more detail.

Interest on long-term debt and amortization of discount

(in millions of U.S. dollars)	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Interest expense on long-term debt	$0.9	$0.6	$2.1	$1.9
Royalty payable accretion expense	—	—	—	0.2
Total interest on long-term debt and accretion on royalty payable	$0.9	$0.6	$2.1	$2.1

The increase in interest expense on long-term debt for the three months ended September 30, 2024 compared to the prior year quarter was primarily driven by the new loans in the fourth quarter of 2023 and the first quarter of 2024.

Income tax expense was $1.4 million and $3.1 million for the three and nine months ended September 30, 2024 compared to income tax recovery of $0.1 million and income tax expense of $1.1 million for the three and nine months ended September 30, 2023, respectively. The increase in income tax expense was primarily driven by increase in taxes from higher profitability in our European operations.

Management's Discussion and Analysis
CAPITAL REQUIREMENTS, RESOURCES AND LIQUIDITY

Our cash and cash equivalents position decreased by $8.3 million during the third quarter of 2024 to $33.3 million from $41.5 million at June 30, 2024 and decreased by $21.6 million in the nine months of 2024 from $54.9 million at December 31, 2023. The decrease in cash during the three months ended September 30, 2024 was primarily driven by cash used in operating and financing activities, partially offset by cash provided by investing activities.

Cash Flow from Operating Activities
For the three months ended September 30, 2024, our net cash used in operating activities was $9.9 million, a decrease of $10.5 million from net cash provided of $0.5 million in the three months ended September 30, 2023. The increase in net cash used in operating activities was primarily driven by net cash outflows for inventory, accounts payables and accrued liabilities, and prepaid expenses compared to the prior year quarter. They were partially offset by net cash inflows from reduction in trade accounts receivable in the Heavy-Duty OEM and Light-Duty segments.
The global supply chain disruptions and inflation continue to challenge the automotive industry with rising manufacturer costs. We are responding with pricing and productivity countermeasures to manage our profitability. For further discussion, see the "Long-term Profitability and Liquidity" sections in this MD&A. These conditions continue to persist. Consequently, the duration and severity of the impact on future quarters is currently uncertain.
Cash Flow from Investing Activities
For the three months ended September 30, 2024, our net cash provided by investing activities was $7.5 million compared to net cash used of $4.1 million for the three months ended September 30, 2023. The increase in net cash provided by investing activities was primarily driven by proceeds from sale of investments of $9.6 million, partially offset by capital investments of $2.1 million in the three months ended September 30, 2024. Proceeds from sale of investments include $8.4 million related to the formation of Cespira, and $1.1 million for sale of investment in WWI.
Cash Flow from Financing Activities

For the three months ended September 30, 2024, our net cash used in financing activities was $7.0 million compared to net cash used in financing activities of $3.9 million for the three months ended September 30, 2023. In the current quarter, we fully repaid our revolving facility and continued to repay our existing term loan facilities.

Management's Discussion and Analysis
CONTRACTUAL OBLIGATIONS AND COMMITMENTS

	Carrying amount	Contractual cash flows	< 1 year	1 - 3 years	4-5 years	> 5 years
Accounts payable and accrued liabilities	$88.8	$88.8	$88.8	$—	$—	$—
Long-term debt, principal, (1)	38.7	34.1	3.5	27.1	3.5	—
Long-term debt, interest (1)	—	6.0	0.4	4.5	1.1	—
Operating lease obligations (2)	20.4	23.4	0.7	7.8	4.7	10.2
	$147.9	$152.3	$93.4	$39.4	$9.3	$10.2

Notes

(1) For details of our long-term debt, principal and interest, see note 14 in our interim financial statements.

(2) For additional information on operating lease obligations, see note 12 of our interim financial statements.

SHARES OUTSTANDING

On September 13, 2024, we announced an at-the-market equity offering program (the "ATM Program") that allows us to issue up to $35.0 million in common shares from treasury to the public from time to time, at our discretion and subject to regulatory requirements. As at September 30, 2024, no shares were issued from treasury.

During the nine months ended September 30, 2024 and September 30, 2023, the weighted average number of shares used in calculating the basic and diluted net loss per share was 17,241,469 and 17,172,429, respectively. The Common Shares and Share Units (comprising of performance share units, restricted share units and deferred share units) outstanding and exercisable as at the following dates are shown below:

(weighted average exercise prices are presented in Canadian dollars)
	September 30, 2024	November 12, 2024
	Number	Number

Common Shares outstanding	17,264,864	17,264,864
Share Units
Outstanding	557,717	553,650
Exercisable	—	—

Management's Discussion and Analysis
CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our interim financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements. We have identified several policies as critical to our business operations and in understanding our results of operations. These policies, which require the use of judgment, estimates and assumptions in determining their reported amounts, include the assessment of liquidity and going concern, warranty liability, revenue recognition, inventories and property, plant and equipment. The application of these and other accounting policies are described in note 3 of our annual consolidated financial statements and our MD&A, for the year ended December 31, 2023, filed on March 25, 2024. Actual amounts may vary significantly from estimates used. There have been no significant changes in accounting policies applied to the September 30, 2024 interim financial statements and we do not expect to adopt any significant changes at this time.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS
In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures," to enhance disclosures for significant segment expenses for all public entities required to report segment information in accordance with ASC 280. The amendments are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Retrospective adoption is required for all prior periods presented in the financial statements. We plan to adopt the standard beginning with our 2024 annual consolidated financial statements. We are currently assessing the impacts of this ASU and expects it to impact disclosures with no impact to its operations, cash flows or financial position.
In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements in Income Tax Disclosures" to enhance the transparency and decision usefulness of income tax disclosures. This amendment requires public companies to disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. Additionally, under the amendment entities are required to disclose the amount of income taxes paid disaggregated by federal, state and foreign taxes, as well as disaggregated by material individual jurisdictions. Finally, the amendment requires entities to disclose income from continuing operations before income tax expense disaggregated between domestic and foreign and income tax expense from continuing operations disaggregated by federal, state and foreign. The new rules are effective for annual periods beginning after December 15, 2024. We will adopt this standard on a prospective basis as allowed by the standard. We are currently assessing the impacts of this ASU and expects it to impact disclosures with no impact to its operations, cash flows or financial position.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the nine months ended September 30, 2024, there were no changes to our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Management's Discussion and Analysis

SUMMARY OF QUARTERLY RESULTS
Our revenues and operating results can vary significantly from quarter to quarter depending on the timing of product deliveries, product mix, product launch dates, R&D project cycles, timing of related government funding, impairment charges, restructuring charges, stock-based compensation awards and foreign exchange impacts. Net income and net loss has and can vary significantly from one quarter to another depending on operating results, gains and losses from investing activities, recognition of tax benefits and other similar events.
The following table provides summary unaudited consolidated financial data for the past quarters as comparison :
Selected Consolidated Quarterly Operations Data

Three months ended	31-Dec-22	31-Mar-23	30-Jun-23	30-Sep-23	31-Dec-23	31-Mar-24	30-Jun-24	30-Sep-24
(in millions of U.S. dollars except for per share amounts)
Total revenue	$78.0	$82.2	$85.0	$77.4	$87.2	$77.6	$83.4	$66.2
Cost of revenue	$73.5	$68.9	$70.6	$64.2	$79.2	$65.9	$66.3	$51.7
Gross margin[1]	$4.5	$13.3	$14.4	$13.2	$8.0	$11.7	$17.1	$14.5
Gross margin percentage[1]	5.8%	16.2%	16.9%	17.1%	9.2%	15.1%	20.5%	21.9%
Net income (loss)	$(16.9)	$(10.6)	$(13.2)	$(11.9)	$(13.9)	$(13.6)	$5.8	$(3.9)
EBITDA[1]	$(13.5)	$(6.3)	$(10.1)	$(8.6)	$(10.9)	$(9.2)	$9.0	$(0.3)
Adjusted EBITDA[1]	$(12.9)	$(4.5)	$(4.0)	$(3.0)	$(10.0)	$(6.6)	$(2.0)	$(0.8)
U.S. dollar to Euro average exchange rate	0.98	0.93	0.92	0.95	0.92	0.92	0.93	0.91
U.S. dollar to Canadian dollar average exchange rate	1.36	1.35	1.34	1.35	1.35	1.35	1.37	1.36
Loss per share
Basic	$(1.00)	$(0.62)	$(0.77)	$(0.70)	$(0.81)	$(0.79)	$0.34	$(0.22)
Diluted	$(1.00)	$(0.62)	$(0.77)	$(0.70)	$(0.81)	$(0.79)	$0.33	$(0.22)

Notes

(1) These financial measures or ratios are non-GAAP financial measures or ratios. See the section 'Non-GAAP Financial Measures' for explanations and discussion of these non-GAAP financial measures or ratios.

Non-GAAP Measures:

In addition to the results presented in accordance with U.S. GAAP, we used EBIT, EBITDA, Adjusted EBITDA, gross margin, gross margin as a percentage of revenue, net working capital, and other non-current liabilities (collectively, the “Non-GAAP Measures") throughout this MD&A. We believe these non-GAAP measures provide additional information that is useful to stakeholders in understanding our underlying performance and trends through the same financial measures employed by our management. We believe that EBIT, EBITDA, and Adjusted EBITDA are useful to both management and investors in their analysis of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures. Management also uses these non-GAAP measures in its review and evaluation of the financial performance of the Company. EBITDA is also frequently used by stakeholders for valuation purposes whereby EBITDA is multiplied by a factor or "EBITDA multiple" that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company. We believe these non-GAAP financial measures also provide additional insight to stakeholders as supplemental information to our U.S. GAAP results and as a basis to compare our financial performance period-over-period and to compare our financial performance with that of other companies. We believe that these non-GAAP financial measures facilitate comparisons of our core operating results from period to period and to other companies by, in the case of EBITDA, removing the effects of our capital structure (net interest income on cash deposits, interest expense on outstanding debt and debt facilities), asset base (depreciation and amortization) and tax consequences. Adjusted EBITDA provides this same indicator of Westport's EBITDA from operations and removing such effects of our capital structure, asset base and tax consequences, but additionally excludes any unrealized foreign exchange gains or losses, stock-based compensation charges and other one-time impairments and costs that are not expected to be

Management's Discussion and Analysis
repeated in order to provide greater insight into the cash flow being produced from our operating business, without the influence of extraneous events. Readers should be aware that non-GAAP measures have no standardized meaning under U.S. GAAP and accordingly may not be comparable to the calculation of similar measures by other companies. Non-GAAP measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP.

Three months ended	30-Sep-23	31-Dec-23	31-Mar-24	30-Jun-24	30-Sep-24
Revenue	$77.4	$87.2	$77.6	$83.4	$66.2
Less: Cost of revenue	64.2	79.2	65.9	66.3	51.7
Gross margin	$13.2	$8.0	$11.7	$17.1	$14.5
Gross margin %	17.1%	9.2%	15.1%	20.5%	21.9%

	September 30, 2024	December 31, 2023
(in millions of U.S. dollars)
Accounts receivable	$70.3	$88.1
Inventories	66.3	67.5
Prepaid expenses	7.2	6.3
Accounts payable and accrued liabilities	(88.8)	(95.3)
Current portion of operating lease liabilities	(2.7)	(3.3)
Current portion of warranty liability	(4.0)	(6.9)
Net working capital	$48.3	$56.4

	September 30, 2024	December 31, 2023
(in millions of U.S. dollars)
Total liabilities	$162.3	$195.3
Less:
Total current liabilities	110.7	134.8
Long-term debt	23.5	31.0
Other non-current liabilities	$28.1	$29.5

EBIT and EBITDA

Three months ended	31-Dec-22	31-Mar-23	30-Jun-23	30-Sep-23	31-Dec-23	31-Mar-24	30-Jun-24	30-Sep-24
Income (loss) before income taxes	$(16.4)	$(9.7)	$(13.0)	$(12.0)	$(14.0)	$(12.9)	$6.8	$(2.5)
Interest expense (income), net[1]	0.1	0.4	(0.1)	0.2	(0.2)	0.5	0.5	0.4
EBIT	(16.3)	(9.3)	(13.1)	(11.8)	(14.2)	(12.4)	7.3	(2.1)
Depreciation and amortization	2.8	3.0	3.0	3.2	3.3	3.2	1.7	1.8
EBITDA	$(13.5)	$(6.3)	$(10.1)	$(8.6)	$(10.9)	$(9.2)	$9.0	$(0.3)
Notes

(1) Interest expense, net is calculated as interest income, net of bank charges and interest on long-term debt and accretion of royalty payables.

Management's Discussion and Analysis
Adjusted EBITDA

Three months ended	31-Dec-22	31-Mar-23	30-Jun-23	30-Sep-23	31-Dec-23	31-Mar-24	30-Jun-24	30-Sep-24
(expressed in millions of U.S. dollars)
EBITDA	$(13.5)	$(6.3)	$(10.1)	$(8.6)	$(10.9)	$(9.2)	$9.0	$(0.3)
Stock based compensation (recovery)	0.2	0.7	0.8	(0.3)	1.4	0.3	1.2	(0.1)
Unrealized foreign exchange (gain) loss	0.4	1.1	2.4	1.4	(0.9)	1.8	0.1	(1.1)
Loss on extinguishment of royalty payable	—	—	2.9	—	—	—	—	—
Severance costs	—	—	—	4.5	—	0.5	0.2	0.1
Gain on deconsolidation	—	—	—	—	—	—	(13.3)	—
Loss on sale of investment	—	—	—	—	—	—	—	0.4
Restructuring costs	—	—	—	—	—	—	0.8	0.2
Impairment of long-term investments	—	—	—	—	0.4	—	—	—
Adjusted EBITDA	$(12.9)	$(4.5)	$(4.0)	$(3.0)	$(10.0)	$(6.6)	$(2.0)	$(0.8)